HEARTBEAM, INC.

2118 WALSH AVENUE, SUITE 210

SANTA CLARA, CA 95050

November 8, 2020

VIA EDGAR

Tom Kluck
U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HeartBeam, Inc.
Registration Statement on Form S-1 (File No. 333-259358)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, HeartBeam, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Wednesday, November 10, 2021, or as soon thereafter as possible.

Very truly yours,

HeartBeam Inc.

/s/ Richard Brounstein

Richard Brounstein

Chief Financial Officer